                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM N-8F

                     APPLICATION PURSUANT TO SECTION 8(F)
                   OF THE INVESTMENT COMPANY OF 1940 ("ACT")
               AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT
                COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.  GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

    [X] MERGER

    [ ] LIQUIDATION

    [ ] ABANDONMENT OF REGISTRATION
        (Note: Abandonment of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

    [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY
        (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund: The Travelers Series Trust

3.  Securities and Exchange Commission File No.: 811-06465

4.  Is this an initial Form N-8F or an amendment to a previously filed Form
    N-8F?

    [ ] Initial Application     [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    One Cityplace, Hartford, CT 06103-3415

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

    Francine S. Hayes
    c/o State Street Corporation
    Two Avenue de Lafayette, 6th Floor
    Boston, MA 02111
    (617) 662-3969

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7.  Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

    Travelers Asset Management International Company LLC, 282 Trumbull Street, Hartford, CT 06103 (records relating to its functions as investment advisor)
    Contact: Jack Huntington, (617) 578-3057

    Travelers Investment Adviser Inc., 282 Trumbull Street, Hartford, CT 06103 (records relating to its functions as investment advisor)
    Contact: Jack Huntington, (617) 578-3057

    PFPC Inc., 101 Federal Street, Boston, Massachusetts 02110 or 4400 Computer Drive, Westborough, Massachusetts 01581 (records relating to its functions as transfer agent)
    Contact: Al Menard, (508) 871-9727

    State Street Bank and Trust Company, Two Avenue de Lafayette, Boston, MA 02111 (records relating to its functions as custodian and administrator)
    Contact: Francine S. Hayes, (617) 662-3969

    NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.  Classification of fund (check only one):

    [X] Management company;

    [ ] Unit investment trust; or

    [ ] Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

    [X] Open-end    [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

    The Commonwealth of Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    ADVISERS
    ________

    Travelers Asset Management International Company LLC/1/
    282 Trumbull Street
    Hartford, CT 06103

--------
/1/ Effective May 16, 2006, Travelers Asset Management International Company
    LLC was deregistered as an investment adviser.

    Travelers Investment Adviser Inc./2/
    282 Trumbull Street
    Hartford, CT 06103

    SUBADVISERS
    ___________

    AIM Capital Management, Inc.
    11 Greenway Plaza, Suite 100
    Houston, TX 77046-1173

    Deutsche Investment Management Americas, Inc.
    345 Park Ave - 27th floor
    New York, NY 10154

    Dreman Value Management L.L.C.
    c/o Contrarian Services Corp.
    Harborside Financial Center
    Plaza 10 Suite 800
    Jersey City, NJ 07311

    Federated Investment Management Company
    Federated Investors Tower
    1001 Liberty Avenue
    Pittsburgh, PA 15222-3779

    Federated Equity Management Company of Pennsylvania
    Federated Investors Tower
    1001 Liberty Avenue
    Pittsburgh, PA 15222-3779

    Fidelity Management & Research Company
    82 Devonshire Street N7A
    Boston, MA 02109

    Janus Capital Management LLC
    100 Filmore Street
    Denver, Colorado 80206-4928

    Jurika & Voyles, L.P.
    1999 Harrison Street
    Suite 700, Oakland, CA 94612

    Lazard Asset Management LLC
    30 Rockefeller Plaza
    New York, NY 10112

--------
/2/ Effective May 16, 2006, Travelers Investment Adviser Inc. was deregistered as an investment adviser.

    Massachusetts Financial Services Company
    500 Boylston Street, 21st Fl
    Boston, MA 02116-3741

    Merrill Lynch Investment Managers, L.P. dba Mercury Advisors
    800 Scudders Mill Road, Section 2F
    Plainsboro, NJ 08536

    Mondrian Investment Partners Ltd.
    Two Commerce Square
    2001 Market Street, Suite 3810
    Philadelphia PA 19103

    NWQ Investment Management Company
    2049 Century Park East, 16th Floor
    Los Angeles, CA 90067

    Pioneer Investment Management, Inc.
    60 State Street
    Boston, MA 02109

    Smith Barney Fund Management LLC
    399 Park Ave., 4th Floor
    New York, NY 10022

    Salomon Brothers Asset Management Inc./3/
    399 Park Ave., 4/th/ Floor
    New York, NY 10022

    TIMCO Asset Management Inc./4/
    450 Columbus Boulevard, 5SB Hartford, CT 06103-0041

    Morgan Stanley Investment Management, Inc., dba Van Kampen Asset Management, Inc.
    1 Parkview Plaza, 8th Floor
    Oakbrook Terrace, IL 60181

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    Not applicable

13. If the fund is a unit investment trust ("UIT") provide: Not applicable.

--------
/3/ Effective December 1, 2005, Salomon Brothers Asset Management Inc. became a wholly-owned subsidiary of Legg Mason, Inc.
/4/ Effective December 1, 2005, TIMCO Asset Management Inc. became a wholly-owned subsidiary of Legg Mason, Inc.

    (a) Depositor's name(s) and address(es):
    (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

    [X]  Yes    [ ]  No

    If Yes, for each UIT state:

    Name(s):
    File No.: 811-
    Business Address:

     NAME OF SEPARATE ACCOUNT               FILE NO.    BUSINESS ADDRESS
     ------------------------               ---------   -------------------
     MetLife of CT Fund ABD for Variable    811-07465   MetLife
     Annuities (formerly Travelers Fund                 One CityPlace
     ABD for Variable Annuities)                        185 Asylum Street
                                                        Hartford, CT 06103

     MetLife of CT Fund ABD II for          811-07463   MetLife
     Variable Annuities (formerly                       One CityPlace
     Travelers Fund ABD II for Variable                 185 Asylum Street
     Annuities)                                         Hartford, CT 06103

     MetLife of CT Fund BD for Variable     811-08242   MetLife
     Annuities (formerly Travelers Fund BD              One CityPlace
     for Variable Annuities)                            185 Asylum Street
                                                        Hartford, CT 06103

     MetLife of CT Fund BD II for Variable  811-07259   MetLife
     Annuities (formerly Travelers Fund BD              One CityPlace
     II for Variable Annuities)                         185 Asylum Street
                                                        Hartford, CT 06103

     MetLife of CT Fund BD III for          811-08225   MetLife
     Variable Annuities (formerly                       One CityPlace
     Travelers Fund BD III for Variable                 185 Asylum Street
     Annuities)                                         Hartford, CT 06103

     MetLife of CT Fund BD IV for Variable  811-08223   MetLife
     Annuities (formerly Travelers Fund BD              One CityPlace
     IV for Variable Annuities)                         185 Asylum Street
                                                        Hartford, CT 06103

     MetLife of CT Fund U for Variable      811-03575   c/o MetLife
     Annuities (formerly Travelers Fund U               501 Boylston Street
     for Variable Annuities)                            Boston, MA 02116

     MetLife of CT Fund UL for Variable     811-03927   MetLife
     Life Insurance (formerly Travelers                 One CityPlace
     Fund UL for Variable Life Insurance)               185 Asylum Street
                                                        Hartford, CT 06103

     MetLife of CT Fund UL II for Variable  811-07411   MetLife
     Life Insurance (formerly Travelers                 One CityPlace
     Fund UL II for Variable Life                       185 Asylum Street
     Insurance)                                         Hartford, CT 06103

    NAME OF SEPARATE ACCOUNT               FILE NO.     BUSINESS ADDRESS
    ------------------------               ----------   -------------------
    MetLife of CT Fund UL III for          811-09215    MetLife
    Variable Life Insurance (formerly                   One CityPlace
    Travelers Fund UL III for Variable                  185 Asylum Street
    Life Insurance)                                     Hartford, CT 06103

    MetLife of CT Separate Account PF for  811-08313    MetLife
    Variable Annuities (formerly                        One CityPlace
    Travelers Separate Account PF for                   185 Asylum Street
    Variable Annuities)                                 Hartford, CT 06103

    MetLife of CT Separate Account PF II   811-08317    MetLife
    for Variable Annuities (formerly                    One CityPlace
    Travelers Separate Account PF II for                185 Asylum Street
    Variable Annuities)                                 Hartford, CT 06103

    MetLife of CT Separate Account QP for  811-07487    MetLife
    Variable Annuities (formerly                        One CityPlace
    Travelers Separate Account QP for                   185 Asylum Street
    Variable Annuities)                                 Hartford, CT 06103

    MetLife of CT Separate Account QPN     333-136191   c/o MetLife
    for Variable Annuities (formerly                    501 Boylston Street
    Travelers Separate Account QPN for                  Boston, MA 02116
    Variable Annuities)

    MetLife of CT Separate Account TM for  811-08477    MetLife
    Variable Annuities (formerly                        One CityPlace
    Travelers Separate Account TM for                   185 Asylum Street
    Variable Annuities)                                 Hartford, CT 06103

    MetLife of CT Separate Account TM II   811-08479    MetLife
    for Variable Annuities (formerly                    One CityPlace
    Travelers Separate Account TM II for                185 Asylum Street
    Variable Annuities)                                 Hartford, CT 06103

    MetLife of CT Separate Account Five    811-08867    MetLife
    for Variable Annuities (formerly                    One CityPlace
    Travelers Separate Account Five for                 185 Asylum Street
    Variable Annuities)                                 Hartford, CT 06103

    MetLife of CT Separate Account Six     811-08869    MetLife
    for Variable Annuities (formerly                    One CityPlace
    Travelers Separate Account Six for                  185 Asylum Street
    Variable Annuities)                                 Hartford, CT 06103

    MetLife of CT Separate Account Seven   811-08909    MetLife
    for Variable Annuities (formerly                    One CityPlace
    Travelers Separate Account Seven for                185 Asylum Street
    Variable Annuities)                                 Hartford, CT 06103

    MetLife of CT Separate Account Eight   811-08907    MetLife
    for Variable Annuities (formerly                    One CityPlace
    Travelers Separate Account Eight for                185 Asylum Street
    Variable Annuities)                                 Hartford, CT 06103

    MetLife of CT Separate Account Nine    811-09411    MetLife
    for Variable Annuities (formerly                    One CityPlace
    Travelers Separate Account Nine for                 185 Asylum Street
    Variable Annuities)                                 Hartford, CT 06103

    MetLife of CT Separate Account Ten     811-09413    MetLife
    for Variable Annuities (formerly                    One CityPlace
    Travelers Separate Account Ten for                  185 Asylum Street
    Variable Annuities)                                 Hartford, CT 06103

   NAME OF SEPARATE ACCOUNT               FILE NO.    BUSINESS ADDRESS
   ------------------------               ---------   -----------------------
   MetLife of CT Separate Account Eleven  811-21262   MetLife
   for Variable Annuities (formerly TIC               One CityPlace
   Separate Account Eleven for Variable               185 Asylum Street
   Annuities)                                         Hartford, CT 06103

   MetLife of CT Separate Account Twelve  811-21266   MetLife
   for Variable Annuities (formerly TLAC              One CityPlace
   Separate Account Twelve for Variable               185 Asylum Street
   Annuities)                                         Hartford, CT 06103

   MetLife of CT Separate Account         811-21263   MetLife
   Thirteen for Variable Annuities                    One CityPlace
   (formerly TIC Separate Account                     185 Asylum Street
   Thirteen for Variable Annuities)                   Hartford, CT 06103

   MetLife of CT Separate Account         811-21267   MetLife
   Fourteen for Variable Annuities                    One CityPlace
   (formerly TLAC Separate Account                    185 Asylum Street
   Fourteen for Variable Annuities)                   Hartford, CT 06103

   MetLife Insurance Company of CT        811-21220   MetLife
   Variable Annuity Separate Account                  One CityPlace
   2002 (formerly TIC Variable Annuity                185 Asylum Street
   Separate Account 2002)                             Hartford, CT 06103

   MetLife Life and Annuity Company of    811-21221   MetLife
   CT Variable Annuity Separate Account               One CityPlace
   2002 (formerly TLAC Variable Annuity               185 Asylum Street
   Separate Account 2002)                             Hartford, CT 06103

   MetLife of CT Variable Life Insurance  811-08952   MetLife
   Separate Account One (formerly The                 One CityPlace
   Travelers Variable Life Insurance                  185 Asylum Street
   Separate Account One)                              Hartford, CT 06103

   MetLife of CT Variable Life Insurance  811-07891   MetLife
   Separate Account Two (formerly The                 One CityPlace
   Travelers Variable Life Insurance                  185 Asylum Street
   Separate Account Two)                              Hartford, CT 06103

   MetLife of CT Variable Life Insurance  811-08950   MetLife
   Separate Account Three (formerly The               One CityPlace
   Travelers Variable Life Insurance                  185 Asylum Street
   Separate Account Three)                            Hartford, CT 06103

   Citicorp Life Variable Annuity         811-08628   Citicorp
   Separate Account                                   800 Silver Lake Blvd.
                                                      Dover, DE 19904

   First Citicorp Life Variable Annuity   811-08732   Citicorp Life Insurance
   Separate Account                                   Company
                                                      One CityPlace
                                                      Hartford, CT 06603

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes     [ ] No

    If Yes, state the date on which the board vote took place:

    November 10, 2005 for the following series of the Trust: Equity Income Portfolio, Federated Stock Portfolio, Managed Allocation Series: Aggressive Portfolio, Managed Allocation Series: Conservative Portfolio, Managed Allocation Series: Moderate Portfolio, Managed Allocation Series:
    Moderate-Aggressive Portfolio, Managed Allocation Series:
    Moderate-Conservative Portfolio, MFS Mid Cap Growth Portfolio, MFS Total Return Portfolio, Mondrian International Stock Portfolio, Salomon Brothers Strategic Total Return Bond Portfolio, Travelers Managed Income Portfolio, Travelers Quality Bond Portfolio and Van Kampen Enterprise Portfolio and January 25, 2006 for the following series of the Trust: AIM Capital Appreciation Portfolio, Convertible Securities Portfolio, Disciplined Mid Cap Stock Portfolio, Federated High Yield Portfolio, Large Cap Portfolio, Mercury Large Cap Core Portfolio, MFS Value Portfolio, Pioneer Fund Portfolio, Pioneer Mid Cap Value Portfolio, Pioneer Strategic Income Portfolio, Strategic Equity Portfolio, Style Focus Series: Small Cap Growth Portfolio, Style Focus Series: Small Cap Value Portfolio and U.S. Government Securities Portfolio.

    If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes    [ ] No

        If Yes, state the date on which the shareholder vote took place:

        March 14, 2006 for the following series of the Trust:

        1.  Equity Income Portfolio
        2.  Federated Stock Portfolio
        3.  Managed Allocation Series: Aggressive Portfolio
        4.  Managed Allocation Series: Conservative Portfolio
        5.  Managed Allocation Series: Moderate Portfolio
        6.  Managed Allocation Series: Moderate-Aggressive Portfolio
        7.  Managed Allocation Series: Moderate-Conservative Portfolio
        8.  MFS Mid Cap Growth Portfolio
        9.  MFS Total Return Portfolio
        10. Mondrian International Stock Portfolio
        11. Salomon Brothers Strategic Total Return Bond Portfolio
        12. Travelers Managed Income Portfolio
        13. Travelers Quality Bond Portfolio
        14. Van Kampen Enterprise Portfolio

        April 12, 2006 for the following series of the Trust:

        1.  AIM Capital Appreciation Portfolio
        2.  Convertible Securities Portfolio
        3.  Disciplined Mid Cap Stock Portfolio
        4.  Federated High Yield Portfolio
        5.  Large Cap Portfolio
        6.  Mercury Large Cap Core Portfolio
        7.  MFS Value Portfolio

        8.  Pioneer Fund Portfolio
        9.  Pioneer Mid Cap Value Portfolio
        10. Pioneer Strategic Income Portfolio
        11. Strategic Equity Portfolio
        12. Style Focus Series: Small Cap Growth Portfolio
        13. Style Focus Series: Small Cap Value Portfolio
        14. U.S. Government Securities Portfolio

        If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [X] Yes     [ ] No

    (a) If Yes, list the date(s) on which the fund made those distributions:

        April 26, 2006 for all Portfolios except Managed Allocation Series:
        Aggressive Portfolio, Managed Allocation Series: Conservative Portfolio, Managed Allocation Series: Moderate Portfolio, Managed Allocation Series: Moderate-Aggressive Portfolio and Managed Allocation
        Series: Moderate-Conservative Portfolio

        April 27, 2006 for Managed Allocation Series: Aggressive Portfolio, Managed Allocation Series: Conservative Portfolio, Managed Allocation
        Series: Moderate Portfolio, Managed Allocation Series:
        Moderate-Aggressive Portfolio and Managed Allocation Series:
        Moderate-Conservative Portfolio

    (b) Were the distributions made on the basis of net assets?

        [X] Yes     [ ] No

    (c) Were the distributions made PRO RATA based on share ownership?

        [X] Yes    [ ] No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e) LIQUIDATIONS ONLY: Not applicable

        Were any distributions to shareholders made in kind?

        [ ] Yes    [ ] No

        If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. CLOSED-END FUNDS ONLY: Not applicable.

    Has the fund issued senior securities?

    [ ]  Yes    [ ] No

    If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed ALL of its assets to the fund's shareholders?

    [X] Yes    [ ] No

    If No,

    (a) How many shareholders does the fund have as of the date this form is filed?

    (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    [ ]  Yes    [X] No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

    [ ]  Yes    [X] No

    If Yes,
    (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

    (b) Why has the fund retained the remaining assets?

    (c) Will the remaining assets be invested in securities?

    [ ]  Yes    [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

    [ ]  Yes    [X] No

    If Yes,

    (a) Describe the type and amount of each debt or other liability:

    (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

       (i)   Legal expenses:                                $  296,438.47
       (ii)  Accounting expenses:                           $   47,233.46
       (iii) Other expenses (list and identify separately):
             Other- Proxy Services                          $  517,119.28
             Other- Proxy Statements                        $  328,187.46
                                                            -------------
       (iv)  Total expenses (sum of lines (i)-(iii) above): $1,188,978.67

    (b) How were those expenses allocated?

    The expenses were allocated on a pro rata basis to each series of the Trust (except for the U.S. Government Portfolio) based on total net assets. The expenses of the U.S. Government Securities Portfolio were allocated on a pro rata basis based on total net assets to the surviving portfolio, the U.S. Government Portfolio, a series of the Metropolitan Series Fund, Inc.

    (c) Who paid those expenses?

    The expenses of the U.S. Government Securities Portfolio were paid by the U.S. Government Portfolio, a series of the Metropolitan Series Fund, Inc.

    The expenses for the Convertible Securities Portfolio, Equity Income Portfolio, Federated Stock Portfolio, MFS Mid Cap Growth Portfolio, Salomon Brothers Strategic Total Return Bond Portfolio, Travelers Managed Income Portfolio, Travelers Quality Bond Portfolio and Van Kampen Enterprise Portfolio were paid by each of the respective series of the Trust.

    The expenses of the remaining Portfolios of the Trust were paid by Metropolitan Life Insurance Company and/or its affiliates.

    (d) How did the fund pay for unamortized expenses (if any)?

    There were no unamortized expenses to be paid for any of the series of the Trust.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [ ]  Yes    [X] No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

    [ ]  Yes    [X] No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

    [ ]  Yes    [X] No

    If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

    The following series of The Travelers Series Trust were acquired by a series of Met Investors Series Trust ("MIST") or Metropolitan Series Fund, Inc. ("MSF") as set forth in the chart below.

ACQUIRED PORTFOLIO, EACH A SERIES OF     ACQUIRING PORTFOLIO, A SERIES OF MIST
THE TRAVELERS SERIES TRUST               OR MSF
------------------------------------     -------------------------------------
1.  AIM Capital Appreciation Portfolio   Met/AIM Capital Appreciation
                                         Portfolio, a series of MIST

2.  Convertible Securities Portfolio     Lord Abbett Bond Debenture Portfolio,
                                         a series of MIST

3.  Disciplined Mid Cap Stock Portfolio  Batterymarch Mid-Cap Stock Portfolio,
                                         a series of MIST

4.  Equity Income Portfolio              FI Value Leaders Portfolio, a series
                                         of MSF

5.  Federated High Yield Portfolio       Federated High Yield Portfolio, a
                                         series of MIST

6.  Federated Stock Portfolio            Lord Abbett Growth and Income
                                         Portfolio, a series of MIST

7.  Large Cap Portfolio                  FI Large Cap Portfolio, a series of
                                         MSF

8.  Strategic Equity Portfolio           FI Large Cap Portfolio, a series of
                                         MSF

9.  Managed Allocation Series:           MetLife Aggressive Allocation
    Aggressive Portfolio                 Portfolio, a series of MSF

10. Managed Allocation Series:           MetLife Conservative Allocation
    Conservative Portfolio               Portfolio, a series of MSF

11. Managed Allocation Series: Moderate  MetLife Moderate Allocation
    Portfolio                            Portfolio, a series of MSF

12. Managed Allocation Series:           MetLife Moderate to Aggressive
    Moderate-Aggressive Portfolio        Allocation Portfolio, a series of MSF

13. Managed Allocation Series:           MetLife Conservative to Moderate
    Moderate-Conservative Portfolio      Allocation Portfolio, a series of MSF

14. Mercury Large Cap Core Portfolio     Mercury Large-Cap Core Portfolio, a
                                         series of MIST

ACQUIRED PORTFOLIO, EACH A SERIES OF     ACQUIRING PORTFOLIO, A SERIES OF MIST
THE TRAVELERS SERIES TRUST               OR MSF
------------------------------------     -------------------------------------
15. MFS Mid Cap Growth Portfolio         BlackRock Aggressive Growth
                                         Portfolio, a series of MSF

16. MFS Total Return Portfolio           MFS Total Return Portfolio, a series
                                         of MSF

17. MFS Value Portfolio                  MFS Value Portfolio, a series of MIST

18. Mondrian International Stock         Harris Oakmark International, a
    Portfolio                            series of MIST

19. Pioneer Fund Portfolio               Pioneer Fund Portfolio, a series of
                                         MIST

20. Pioneer Mid Cap Value Portfolio      Pioneer Mid-Cap Value Portfolio, a
                                         series of MIST

21. Pioneer Strategic Income Portfolio   Pioneer Strategic Income Portfolio, a
                                         series of MIST

22. Salomon Brothers Strategic Total     Salomon Brothers Strategic Bond
    Return Bond Portfolio                Opportunities Portfolio, a series of
                                         MSF

23. Style Focus Series: Small Cap Value  Dreman Small-Cap Value Portfolio, a
    Portfolio                            series of MIST

24. Style Focus Series: Small Cap        Met/AIM Small Cap Growth Portfolio, a
    Growth Portfolio                     series of MIST

25. Travelers Managed Income Portfolio   BlackRock Bond Income Portfolio, a
                                         series of MSF

26. Travelers Quality Bond Portfolio     BlackRock Bond Income Portfolio, a
                                         series of MSF

27. U.S. Government Securities Portfolio Salomon Brothers U.S. Government
                                         Portfolio, a series of MSF

28. Van Kampen Enterprise Portfolio      Capital Guardian U.S. Equity
                                         Portfolio, a series of MSF

    (b) State the Investment Company Act file number of the fund surviving the
        Merger:

        The Investment Company Act file number for Metropolitan Series Fund, Inc. is 811-03618.
        The Investment Company Act file number for Met Investors Series Trust is 811-10183.

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed;

AIM Capital Appreciation Portfolio     SEC File Number: 811-06465
Disciplined Mid Cap Stock Portfolio    Accession Number: 0001193125-06-055295
Federated High Yield Portfolio         Conformed Submission Type: Form DEF 14A
Mercury Large Cap Core Portfolio       Filed: March 15, 2006
MFS Value Portfolio
Pioneer Fund Portfolio
Pioneer Mid Cap Value Portfolio
Pioneer Strategic Income Portfolio
Style Focus Series: Small Cap Value
Portfolio

Convertible Securities Portfolio       SEC File Number: 333-131511
                                       Accession Number: 0001193125-06-051907
                                       Conformed Submission Type: Form 485BPOS
                                       Filed: March 13, 2006

Equity Income Portfolio                SEC File Number: 333-130350
                                       Accession Number: 0001193125-06-015112
                                       Conformed Submission Type: Form N-14/A
                                       Filed: January 30, 2006

Federated Stock Portfolio              SEC File Number: 333-130474
                                       Accession Number: 0001193125-06-014286
                                       Conformed Submission Type: Form N-14/A
                                       Filed: January 27, 2006

Large Cap Portfolio                    SEC File Number: 333-131645
Strategic Equity Portfolio             Accession Number: 0001193125-06-051254
                                       Conformed Submission Type: Form 485BPOS
                                       Filed: March 10, 2006

Managed Allocation Series: Aggressive  SEC File Number: 333-10351
Portfolio                              Accession Number: 0001193125-06-015143
Managed Allocation Series:             Conformed Submission Type: Form N-14/A
Conservative Portfolio                 Filed: January 30, 2006
Managed Allocation Series: Moderate
Portfolio
Managed Allocation Series:
Moderate-Aggressive Portfolio
Managed Allocation Series: Moderate-
Conservative Portfolio

MFS Mid Cap Growth Portfolio           SEC File Number: 333-130347
                                       Accession Number: 0001193125-06-014226
                                       Conformed Submission Type: Form N-14/A
                                       Filed: January 27, 2006

MFS Total Return Portfolio             SEC File Number: 333-130541
                                       Accession Number: 0001193125-06-014264
                                       Conformed Submission Type: Form N-14/A
                                       Filed: January 27, 2006

Mondrian International Stock Portfolio SEC File Number: 333-130346
                                       Accession Number: 0001193125-06-014240
                                       Conformed Submission Type: Form N-14/A
                                       Filed: January 27, 2006

Salomon Brothers Strategic Total       SEC File Number: 333-130540
Return Bond Portfolio                  Accession Number: 0001193125-06-009415
                                       Conformed Submission Type: Form N-14/A
                                       Filed: January 20, 2006

Style Focus Series: Small Cap Growth   SEC File Number: 333-131516
Portfolio                              Accession Number: 0001193125-06-047296
                                       Conformed Submission Type: Form 485BPOS
                                       Filed: March 7, 2006

Travelers Managed Income Portfolio     SEC File Number: 333-130538
                                       Accession Number: 0001193125-06-014258
                                       Conformed Submission Type: Form N-14/A
                                       Filed: January 27, 2006

Travelers Quality Bond Portfolio       SEC File Number: 333-130349
                                       Accession Number: 0001193125-06-015130
                                       Conformed Submission Type: Form N-14/A
                                       Filed: January 30, 2006

U.S. Government Securities Portfolio   SEC File Number: 333-131612
                                       Accession Number: 0001193125-06-051205
                                       Conformed Submission Type: Form 485BPOS
                                       Filed: March 10, 2006

Van Kampen Enterprise Portfolio        SEC File Number: 333-130539
                                       Accession Number: 0001193125-06-015084
                                       Conformed Submission Type: Form N-14/A
                                       Filed: January 30, 2006

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                 VERIFICATION

   The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Travelers Series Trust, (ii) she is the President of The Travelers Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                                  /s/ Elizabeth M. Forget
                                                  -----------------------------
                                                  Elizabeth M. Forget
                                                  President